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December 27, 2006

Ms. Yuna Peng

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HSBC Funding (USA) Inc. V (the “Depositor”)
HSBC Private Label Credit Card Master Note Trust (USA) I
Form S-3 Registration Statement No. 333-138404, (the “Registration Statement”)

Dear Ms. Peng:

It is our understanding that the Staff has no further comments on the Registration Statement. We hereby request effectiveness of the Registration Statement as of 10 a.m. on Friday December 29, 2006. As requested by the Staff, on behalf of the Depositor, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Depositor may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the consideration your branch has shown in reviewing the Depositor’s submission. Please do not hesitate to contact me at 212.547.5427 if you or any other member of the Staff has any questions.

Very truly yours,

/s/ Peter Humphreys
Peter Humphreys

cc:	HSBC Finance Corporation

Mr. Steven H. Smith

Patrick D. Schwartz, Esq.

Ms. Cheryl F. Steffens

Victoria F. Stach, Esq.

Joan S. Vander Linde, Esq.